Exhibit 99.1
Shinhan Financial Group’s Board made a resolution to issue USD-denominated Write-down Contingent Capital Securities

On August 13, 2020, the board of directors of Shinhan Financial Group made a resolution to issue Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance:

Type of Securities	Write-down Contingent Capital Securities (Basel 3 Compliant Tier2 Subordinated debt)
Total Amount of Issuance Limit	USD 500 million
Maturity of Securities	Within 15 years from the date of issuance
Interest Payment	Interest is payable semi-annually in arrear
Call Provision	Call option to redeem at certain date after 5 years but no later than 10 years from the issuance date by the issuer.
Point of Non-Viability Trigger Event

Under Article 2 of the Act on the Structural Improvement of the Financial Industry, the total amount of the contingent capital securities (including interests) will be written off without any prior consent or approval from related parties if the issuing company is designated as an insolvent financial institution.

* The details of issuance and interest rate will be delegated to the Chief Executive Officer.